

Mail Stop 3561   October 22, 2015

<u>Via E-mail</u>
Bruce Colwill
Chief Financial Officer
Entrée Gold Inc.
Suite 1201-1166, Alberni Street
Vancouver, British Columbia
Canada V6E3Z3

> **Re: Entrée Gold Inc.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 001-32570**

Dear Mr. Colwill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Notes to the Consolidated Financial Statements
Note 8. Sandstorm Financing Arrangement, page 152

1.   We note the disclosure in Note 8 indicating that under the equity participation agreement entered into with Sandstorm in February 2013, Sandstorm provided you with an upfront deposit of $40 million in exchange for your agreement to purchase and deliver metal credits to Sandstorm that are indexed to the Company's share of gold, silver and copper production from the Joint Venture Property. We also note that you are not required to deliver actual metal under the agreement and may use revenue from any of your assets to purchase the requisite amount of metal credits. We further note that you have recorded the $40 million deposit received as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm. Given your disclosure on page 40 of your Form 20-F which indicates that the first payments that the Company receives are

expected to come from its interest in the Joint Venture Property which has not yet commenced production activities, please tell us and explain in the notes to your financial statements in future filings, why the amount of deferred revenue reflected in your financial statements has declined significantly from the $40 million received in February 2013 to $34.5 million as of December 31, 2014. Please provide your proposed disclosures as part of your response.

2.   We note from the disclosure on page 20 of your filing that the agreement with Sandstrom does not require you to deliver actual metal production and therefore you will have to use revenue that you receive from the sale of your share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. We also note that to the extent metal prices on the day on which the Company's production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, you may suffer a gain or loss on the difference. Given the exposure to changes in commodity price risk that this financing arrangement with Sandstrom exposes you to, please tell us what consideration was given to the guidance in paragraphs 10 through 13 of IAS 39 in determining whether an embedded derivative associated with this arrangement should be recognized in your financial statements. If you do not believe recognition of an embedded derivative is required, please explain your basis or rationale for this conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining